SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026 (Report No. 1)

Commission File Number: 0-27466

NICE LTD.
(Translation of Registrant’s Name into English)

13 Zarchin Street, P.O. Box 690, Ra’anana, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

CONTENTS

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1          NICE Actimize Recognized as a Leader in Enterprise Fraud Solutions in Asia Pacific by Leading Analyst Firm, dated January 6, 2026
99.2          AOK Bayern Transforms Healthcare Service for 4.5 Million Members with NiCE’s CXone Mpower CX AI Platform, dated January 13, 2026
99.3          NICE Actimize Positioned as a Leading Luminary in Celent’s 2025 Anti-Fraud Solutionscape and Technology Capabilites Matrix, dated January 19, 2026
99.4          NiCE Cognigy Unveils Simulator, an AI Performance Lab to Validate and Scale Production-Grade AI Agents, dated January 20, 2026
99.5          NICE Actimize Unveils Insights Network, the Unified Force for Proactive Fraud & Financial Crime Prevention, dated January 27, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE LTD.

By:	/s/ Alon Levy
Name:	Alon Levy
Title:	Vice President, General Counsel and Corporate Secretary

Dated: February 9, 2026

EXHIBIT INDEX

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1          NICE Actimize Recognized as a Leader in Enterprise Fraud Solutions in Asia Pacific by Leading Analyst Firm, dated January 6, 2026
99.2          AOK Bayern Transforms Healthcare Service for 4.5 Million Members with NiCE’s CXone Mpower CX AI Platform, dated January 13, 2026
99.3          NICE Actimize Positioned as a Leading Luminary in Celent’s 2025 Anti-Fraud Solutionscape and Technology Capabilites Matrix, dated January 19, 2026
99.4          NiCE Cognigy Unveils Simulator, an AI Performance Lab to Validate and Scale Production-Grade AI Agents, dated January 20, 2026
99.5          NICE Actimize Unveils Insights Network, the Unified Force for Proactive Fraud & Financial Crime Prevention, dated January 27, 2026